One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax: 404-253-8393

www.alston.com

Jason W. Goode	Direct Dial: 404-881-7986	Email: jason.goode@alston.com

September 23, 2015

VIA EDGAR AND UPS OVERNIGHT DELIVERY

Mr. Coy Garrison

Staff Attorney

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street

Mail Stop 3010

Washington, D.C. 20549

Re:	MVP REIT II, Inc. Amendment No. 1 to the Registration Statement on Form S-11 Filed August 28, 2015 File No. 333-205893

Dear Mr. Garrison:

This letter sets forth the response of MVP REIT II, Inc. (the “Issuer”) to the correspondence dated September 15, 2015 from the U.S. Securities and Exchange Commission (the “Commission”) regarding the Issuer’s Amendment No. 1 (“Amendment No. 1”) filed July 28, 2015 to the Registration Statement on Form S-11 (the “Registration Statement”).

In connection with the submission of this correspondence, the Issuer has filed an amendment (“Amendment No. 2”) to the Registration Statement with the Commission via EDGAR. A blacklined version of Amendment No. 2, which is marked to show changes from Amendment No. 1, is enclosed herewith. For convenience of reference, this response letter includes the same caption and paragraph number, as well as the text of the comment, set forth in your September 15, 2015 comment letter followed by the Issuer’s response. References to page numbers in the Issuer’s responses are references to page numbers of Amendment No. 2.

Atlanta • Beijing • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.

Mr. Coy Garrison

September 23, 2015

Q: What happens if you do not raise a minimum of $2,000,000 if this offering?, page 3

1.    Comment: We note that your directors, officers, sponsor, advisor, and their affiliates may purchase shares in the offering and that such purchases will count toward meeting the minimum offering requirement. Please revise to clarify if such persons may purchase in order to meet the minimum offering threshold, and if so, disclose the maximum amount of the possible purchases and that any such purchases will be for investment and not resale. Refer to Release No. 33-6455, Question 79 (Mar. 3, 1983).

Response: The Issuer has revised the answer to the referenced question on page 3 in response to the Commission’s comment.

Estimated Use of Proceeds, page 61

2.     Comment: We note your disclosure in footnote 1 on page 62 that your sponsor or its affiliates will pay selling commissions of up to 6.5% of gross offering proceeds without any right to seek reimbursement from you. Please revise your tabular disclosure of selling commissions to reflect the dollar amount and percentage represented by the selling commissions to be paid by your sponsor or its affiliates. Even though your sponsor or its affiliates will pay the selling commissions, these fees are still offering expenses. Industry Guide 5, part 3.B., requires the presentation of these expenses in the tabular summary.

Response: The Issuer has revised the Estimated Use of Proceeds table on page 62 to disclose the estimated selling commissions and due diligence fees that will be paid by the Issuer’s sponsor or its affiliates (other than the Issuer), as well as the estimated percentage of the offering amount such commissions and fees will represent. The Issuer also revised footnote 5 to the Estimated Use of Proceeds table to note that payment of such commissions and fees by the Issuer’s sponsor or its affiliates will not reduce the net proceeds available for investment.

3.    Comment: We note that your sponsor and its affiliates will not have any right to seek reimbursement from you for the payment of the selling commissions. Please revise your footnote to clarify, if true, that you will not reimburse the Sponsor or its affiliates for the payment of the selling commissions and that other fees payable to your sponsor, advisor, or either entity’s affiliates, are not higher and will not increase in order to indirectly reimburse the sponsor or its affiliates for the payment of selling commissions.

Response: The Issuer has revised footnote 5 to the Estimated Use of Proceeds table on page 62 in response to the Commission’s comment.

Please contact me if you should need additional information or should have questions.

Sincerely,

/s/ Jason W. Goode
Jason W. Goode

cc:	Mr. Michael V. Shustek (MVP REIT II, Inc.) Ms. Rosemarie Thurston (Alston & Bird LLP)